THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*		The Galleria
Philip Magri, Esq.+			2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #		Red Bank, New Jersey 07701
					(732) 530-9007  Fax (732) 530-9008
					www.SourlisLaw.com
* Licensed in NJ			Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

________________________________________________________________________________


August 28, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Attn: 	Daniel H. Morris
	Attorney-Advisor

			Re: 	Casino Players, Inc.
				Amendment No. 8 to Registration on Form S-1
				Filed August 14, 2009
				File No.: 333-138251

Dear Mr. Morris:

	Below please find our responses to the Staff's comment letter, dated August 7, 2009 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

 	Please be advised that the Company has filed Amendment No. 8 to the Registration Statement today. A copy of this letter and Amendment No. 8, marked to show changes to Amendment No. 6 will be sent to you via express mail today.

 	Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

				Very truly yours,

				/s/ Philip Magri

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Calculation of Registration Fee

1.	We note the language deleted from footnote (2).  It is unclear why you have removed this language. In your next amendment, please include the language that you have deleted from footnote (2).

 	Response:

 	We have re-inserted the text as footnote (4):

 		(4)	These are outstanding shares of common stock which may be
offered for sale by Selling Stockholders pursuant to this registration statement at $0.25 per share for the duration of this offering or until the shares become quoted on a securities market such as the Over-the-Counter
Bulletin Board or securities exchange and thereafter at prevailing market prices or privately negotiated prices.

Summary

2.	We note your response to prior comment 2 and reissue.  Please revise the first paragraph which begins "[t]he following summary is not complete...," to remove the disclaimer that the summary is not complete.

 	Response:

 	We have deleted the language.  The paragraph now reads as follows:

 		You should read the entire prospectus before making an investment decision to purchase our common stock. In this prospectus, unless otherwise indicated, "we," "us," "our," "CPI" and "the Company" refer to Casino Players, Inc.

Who We Are

3.	We note your response to prior comment 6 and reissue.  It appears that you have removed the reference to your goal to send 2,000 "Play to Qualify" and 200 qualified players to casino resorts from the Business Strategy section on page 18, but have not deleted the reference here on page 4. Since your goal is substantially higher than the number of players you have been able to send during the past 2 years, please either revise to discuss in detail your strategy for meeting this aspiration or remove this disclosure.

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 	Response:

 	We have deleted the disclosure.  The paragraph now reads as follows:

 		The Company sent over 100 gamblers to Casino Resorts in 2007 and less than 50 in 2008. They were all "Play to Qualify" players. We will budget $350,000 in marketing (vs. no budget in 2007 and 2008).

4.	In addition, please provide details to support your plan to budget
$350,000 in marketing and send 8 million emails a month or remove this disclosure. Similarly, please provide support for your statements that your emails will yield .025% "Play to Qualify" players and .0025 qualified Casino Players or remove these statements.

 	Response:

 	We have removed these statements.

Description of Business - General

5.	Refer to the fourth paragraph of this section.  You disclose that you issued 4,000,000 shares to Invicta in connection with the acquisition of CRP. You further disclose that those 4,000,000 shares were "issued" to Mr. Forhan. However, Invicta would not appear to be the issuer of the shares. Please revise accordingly.

 	Response:

 	We have revised the paragraph to reflect that Invicta "transferred" the shares to Mr. Forhan. The paragraph now reads as follows:

 		In consideration for CRP, we issued 4,000,000 shares of restricted common stock to the former owner of CRP, Invicta Group, Inc. Invicta Group, Inc. transferred the 4,000,000 shares to Mr. Forhan on June 28, 2008 when Mr. Forhan agreed to forgive two of Invicta Group, Inc. liabilities to Mr. Forhan:
$200,000 accrued wages to Forhan and $245,000 loan due to Mr. Forhan. Mr.
Forhan was a related party as he was the Chief Executive Officer of Invicta
Group Inc. at the time of the acquisition and transfer and the Chief Executive Officer of Casino Players, Inc. at the time of the transfer. The independent directors of Invicta negotiated on behalf of Invicta.

6.	We note your response to prior comment 3 and reissue in part.  In addition to disclosing your revenues for the most recent interim stub, please revise your disclosure on pages 15 and 16 to also disclose your net loss for this period.

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 	Response:

 	We have revised the disclosure.   The paragraph now reads as follows:

 		At June 30, 2009, we had $950 in cash on hand and a stockholders' deficit of $461,362. For the twelve months ended December 31, 2007, we had revenues of $81,431 and a net loss of $193,074, compared to $4,200 in revenues and a net loss of $34,849 for the fiscal year ended December 31, 2008. For the six months ended June 30, 2009, we generated $3,956 in revenues, compared to $4,200 during the six months ended June 30, 2008. Net losses for June 30,
2009 were $13,466 vs. $26,345 for the six months ended June 30, 2008. The decrease in net losses was due to a decrease of office rent from $12,000 for
six months 2008 to zero for the six months of 2009.   In our auditor's 2008
audit report, they expressed their doubt as to our ability to continue as a going concern. We do not currently have enough capital to fund our operations for the next 12 months. We estimate that we will need $500,000 to fund our operations for the next 12 months.

Description of Properties

7.	We note your response to prior comment 10 and reissue in part.  Please revise to disclose how you are able to occupy the current office space without paying rent.

 	Response:

	We have revised the disclosure to read as follows:

                           DESCRIPTION OF PROPERTIES

 		We do not own or lease any property. The Company currently uses 250 squares feet office space. The offices are located at 2400 North Commerce Parkway, Suite 205, Weston, Florida 33326 (10 miles west of Ft. Lauderdale) at no cost. The property is provided by a friend of the Company's Executive
Officers who is also an unrelated party.   We intend to return to Ft.
Lauderdale, Florida in the near future, subject to sufficient funding.

Business Strategy

8.	We note your response to prior comment 11 and reissue.  To the extent you are planning to pursue strategic acquisitions, please expand your disclosure here to discuss such intentions in detail and provide support for financial ability to pursue such acquisitions. Consistent with your

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disclosure on page 21, please also disclose here that you have not targeted any companies for acquisition. Alternatively, revise to remove your reference to possible acquisitions both here and in the Use of Proceeds section.

 	Response:

 	We have removed the disclosure from the Business Strategy Section. We have also revised the Use of Proceeds section to delete references to Other Acquisitions. The disclosure now reads as follows:

	Item:				25%		50%		75%		100%

	Advertising/Branding (1):	$250,000	$300,000	$341,000	$341,000
	Acquisition Rep Co. (2):	300,000  	900,000		1,250,000  	1,500,000
	Website Improvements (3): 	10,000		10,000		10,000		10,000
	Professional Fees (4):		75,000		75,000		75,000		100,000
	Working Capital (5)		102,500		190,000		536,500		999,000
	Total Funding:			$737,500	$1,475,000	$2,212,500	$2,950,000

	(1)	Advertising/Branding. We intend to invest $341,000 in the next 12 months to brand the Company with following media: Direct Mail Postcards: $25,000;
Cable TV: $100,000; News Print $150,000; Internet Banner Ads: $30,000;
Internet Pop-Ups: $24,000; and Email marketing: $12,000 per year.

	(2) Acquisition Rep Company.  We intend to acquire a casino rep company valued at three times EBITDA. We have not targeted any companies to acquire.

	(3)	Website Improvement.  We estimate this cost to be $10,000.

	(4) 	Professional Fees.  We estimate cost of auditor and attorney fees to be
$100,000 per year.

	(5)	Working Capital. Represents all general and administrative costs, including deferred compensation owed to Mr. Forhan and Mr. Fahoome through December 31, 2008, wages, office rent, phones, and an acquisition of one or more Casino Rep Companies. This will also serve as a reserve.

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Selling Stockholders

9.	Your disclosure states that you issued cancelled shares to The Scott Law
Firm. Please revise to clarify that you issued 1,900,000 shares (rather than 1,900,000 cancelled shares) to The Scott Law Firm.

 	Response:

 	We have deleted the sentence, "The Company issued the canceled shares (1,900,000 shares) to The Scott Law Firm, P.A." from footnote (3). The footnote now reads as follows:

 		(3)	iVest Investments, LLC, former counsel to the Company, was
originally issued 2,900,000 shares of common stock for services that include the registration of 1,000,000 shares offered by this prospectus on Form S-1, and the provision of 12 months of legal services to the company to commence
after the effectiveness of the registration statement.   In May 2007, the
Company verbally terminated its agreement with iVest Investments, LLC and they mutually verbally agreed for the cancellation of 1,900,000 of the 2,900,000
shares held by iVest Investments, LLC.    J. Bennett Grocock has ultimate
voting and dispositive control of the shares held by iVest Investments, LLC.

Security Ownership of Certain Beneficial Owners

10.	We note your response to prior comment 17.  It appears that footnote (3)
applies to Mr. Forhan, but the text refers to Mr. Fahoome. Please revise to clarify.

 	Response:

 	We have revised footnote (3) to read as follows:

 		(3)	Mr. Forhan received 8,000,000 Founders Shares when the
Company was organized. Mr. Forhan received an additional 4,000,000 shares June 28, 2008 from Invicta Group Inc. in exchange of $445,000 liability to Mr.
Forhan: a $245,000 loan and $200,000 in accrued wages.

Organization Within Last Five Years

11.	Losses from inception appear to total $793,443.  Please revise or advise. The comment applies to similar disclosure captioned "Net Profit/Net Losses" on page 39 of your filing as well.

 	Response:

 	We have revised the disclosure to read as follows:

 		CPI's revenue for 2007 revenue were $81,431, and for 2008 revenues were $4,200; losses for the respective periods were $(193,074) in 2007 and 2008 losses were $(34,849); losses from inception total $793,443. The company has been under capitalized and has not had the working capital to market the business.

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 	We have also revised the "Net Profit/Net Losses" disclosure to read as follows:

 		Net Profit/Net Losses

 		Net losses from operations for the year ended December 31, 2008 were $(34,849); loss per share: $(0.001) compared to a net loss of $(193,074) and loss per share $(0.01) for the year ended December 31, 2007.The reduction in losses in 2008 are due primarily to rent reduction and no salaries paid in the year. The company has a history of losses: 2007 losses were $(193,074)and losses 2006 were $(309,385); total losses from inception is $793,443. The trend is to continue losing money until funds for advertising and marketing are available.

Expenses

12.	 Total G&A Expenses for 2007 appear to be $209,204.  Please revise or advise.

 	Response:

 	We have revised the disclosure to read as follows:

 		Expenses

 		The total G&A expenses for the 2008 year were $39,049 versus $209,204 in 2007. The major components of expenses are general and administrative expenses for 2008. They were $23,000 for rent; $4,200 for telephones charges and $9,450 for professional fees. The 2007 expenses were office rent of $28,000; $7,400 in telephone charges, management wages of $96,000. (6 months), web development $3,700, professional fees $15,500, travel and entertainment $3,600 and bad debt $4,100; and $50,000 forgiveness of debt.

Revenues

13.	Please delete the final two sentences of this paragraph.  A discussion of fiscal 2007 events is not relevant to a comparative discussion of fiscal 2007 and 2008.

 	Response:

 	We have deleted the final two sentences.

Accountant's Report

14.	It appears that the company has incurred accumulated net losses of
$793,343 since inception. Please revise the final paragraph of the report accordingly. Alternatively, please reconcile the $750,000 balance to your report to the financial statement balances and footnotes.

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 	Response:

 	We have made the change. The accumulated deficit was changed to $793,443

Revenue Recognition

15.	The changes you have indicated in response to our comment 24 from the staff letter dated July 14, 2009 do not fully appear in the documents. As such, we reissue this comment. The appropriate revisions should also be made to the disclosures for the period ended March 31, 2009 on page 13.

 	Response:

 	We have made the correction. The Revenue recognition reads:

 		We record revenue after a Player departs a Casino or Cruise line if we have confirmation of commission amount due. Sometimes, however, it can take up to a week to receive confirmation that a Player has qualified for the Company to receive a commission. We record as accounts receivable and accrue revenue. The revenue is received in 30 -45 days after the Player departs, and the receivable is adjusted based on the actual check is received.

Note 4.  Stock Based Compensation

16.	Refer to your response to our prior comment 25.  You advised us that you were adding a footnote 6 to address the notes payable to the related party which forgiven. You have not done so. Please revise, here and in your interim financial statement footnotes to include this information. Further, the changes you have made to your financial statements appear to constitute the correction of an error. If our understanding is correct, please provide the disclosures required under paragraph 26 of SFAS 154. Financial Statement Columns should be clearly labele3d as "restated" where applicable. Finally, the accountant's report should also include to an appropriate reference to the restatement. Please revise or advise.

 	Response:

 	(1)	We have added Note 7 to the December 31, 2008 Footnotes:

 		NOTE 7.  RESTATEMENT OF DECEMBER 31, 2008 CONSOLIDATED FINANCIAL
STATEMENTS

 		"We adopted FASB Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.
This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition

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requirements specific to the newly adopted accounting principle.  This
Statement also provides for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore the reporting of a correction of an error by restating previously issued financial statements is also addressed by this statement.

 		"July 20, 2009 the Company restated December 31, 2008 consolidated financial statements correcting a Note Payable of $50,048 that was booked as income, increasing expenses and paid in capital $50,048; the effects of these changes are: paid in capital increased $50,048 totaling $342,613 and accumulated deficit increased $50,048 totaling $(793,443)."

 	(2)	The word (Restated) has been added to 12/31/2008 Balance Sheets,
Statements of Operations and 1st page of 12/31/2008 Footnotes

 	(3) 	The Auditor has added the following at the end of its Audit
Report:

 		"As discussed in Note 7 to the consolidated financial statements, the 2008 financial statements have been restated to correct a material misstatement."

General

17.	Consider the updating information of Rule 3-12 of Regulation S-X.

 	We respectfully submit that the document complies with Rule 3-12 of Regulation S-X.

Exhibit 5.1

18.	 We note your response to prior comment 27 and reissue.  The first sentence of the third paragraph of Exhibit 5.1 begins by stating that counsel has "assumed" certain things, one of which appear to be a legal conclusion that should be opined by legal counsel. Accordingly, please delete the words from "and the date of authorization..." through the end of the sentence.

 	Response:

 	We have deleted the language. The paragraph now reads as follows:

 		In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons signing or delivering any instrument, the authenticity of all documents admitted to us as originals,

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the conformity to original documents submitted to us as certificated or photostatic copies, the authenticity of the originals of such latter documents. As to any facts material to this opinion, we have relied upon statements and representations of officers and other representatives of the Company.

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